Exhibit 99.1

Golden Star Announces Election of Directors

Toronto, ON – May 9, 2014 – Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) today announced that all of the nominee directors listed in the Company’s management information circular dated March 14, 2014, were elected as directors of the Company. The vote was conducted at the Company’s annual general and special meeting of shareholders held on May 8, 2014. The results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
Timothy C. Baker	108,541,321	2,055,815	98.14	1.86
Samuel T. Coetzer	108,565,531	2,031,605	98.16	1.84
Anu Dhir	109,158,518	1,438,618	98.70	1.30
Robert E. Doyle	109,372,380	1,224,756	98.89	1.11
Tony Alan Jensen	109,431,715	1,165,421	98.95	1.05
Craig J. Nelsen	109,404,013	1,193,123	98.92	1.08
Christopher M.T. Thompson	109,472,166	1,124,970	98.98	1.02
William L. Yeates	109,265,321	1,331,815	98.80	1.20

Company Profile

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014. For further information on the Company, please visit www.gsr.com.

For further information, please contact:

André van Niekerk, Executive Vice President and Chief Financial Officer

416-583-3812

Angela Parr, Director Investor Relations

416-616-8813

investor@gsr.com

Source: Golden Star Resources Ltd.

150 King Street West | Sun Life Financial Tower | Suite 1200 | Toronto ON M5H 1J9